

November 10, 2022

VIA E-mail

Jonathan Gaines, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036

> Re: Fidelity Multi-Strategy Credit Fund
> File Nos. 333-267816, 811-23831

Dear Mr. Gaines:

On October 11, 2022, you filed an initial registration statement on Form N-2 on behalf of Fidelity Multi-Strategy Credit Fund (the "Fund"), under the Securities Act of 1933 (the "1933 Act") and the Investment Company Act of 1940 (the "1940 Act"). We have reviewed the registration statement and provided our comments below. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

GENERAL

1. Please tell us if the Fund has presented any test-the-waters materials to potential investors in connection with these offerings. If so, the staff will request these materials for review.

PROSPECTUS

Cover Page — *Interval Fund*

2. Please disclose the intervals between deadlines for repurchase requests, pricing and repayment and the anticipated timing of the Fund's initial repurchase offer. Please also include a cross-reference to those sections of the prospectus that discuss the Fund's repurchase policies and attendant risks. *See* Guide 10 to Form N-2.

Cover Page — *Principal Investment Strategies*

3. This paragraph notes that the Fund "may invest in additional types of Credit Instruments and strategies in the future." Please clarify what these instruments may include.

4.   This paragraph notes that the Fund may invest in below investment-grade credit instruments. Please disclose which ratings the Fund considers to be below investment grade.

5.   The staff notes that the Fund will utilize leverage. Please include a brief discussion of the leverage the Fund intends to utilize and add a cross reference to the prospectus discussion regarding risks associated with a leveraged capital structure. *See* Item 1.1.j of Form N-2 and Guide 6 to Form N-2.

Cover Page — *Unlisted Closed-End Fund*

6.   With respect to the bolded bullet-point disclosure on the cover, please:
     a.   add disclosure stating that an investment in the Fund may not be suitable for investors who may need the money they invest in a specified time frame;
     b.   revise the fifth bullet point to state that an investor also will pay offering expenses of up to [ ]% on the amounts it invests and if you pay the maximum aggregate percentage for sales load and offering expenses, you must experience a total return on your net investment of [ ]% in order to recover these expenses; and
     c.   revise the seventh bullet point to indicate that distributions may also be funded by amounts from the Fund's affiliates that are subject to repayment by investors.

Cover Page — *Securities Offered*

7.   The third paragraph of this section notes that the Fund and the Adviser have applied for multi-class exemptive relief. Please note that if the Fund plans to commence the offering before the requested relief is granted, it may offer only a single class to the public and the prospectus must clearly disclose that other classes presented are not available to the public.

Page 1 — INVESTMENT OPPORTUNITIES AND STRATEGIES

8.   The first paragraph of this section refers to investments in privately originated reverse inquiry credit solutions. Please explain what these are in plain English.

9.   The final paragraph on this page states that "The Fund normally will invest in a number of different countries." Please clarify whether the Fund plans to focus on any specific area or geographic region with respect to such investments.

Page 2 — Private Credit

10. The disclosure in the first paragraph of this section indicates that the Fund will seek to originate loans. With respect to loan origination, please discuss, in an appropriate section of the prospectus:
     a.   any limits on loan origination by the Fund, including a description of any limits imposed by the Fund's fundamental investment restrictions that the Fund may

make loans to the extent permitted under the 1940 Act and the rules and regulations thereunder;
b. the loan selection process, including maturity and duration of individual loans, borrower and loan types and geographic location of the borrower;
c. the underwriting standards for these loans;
d. whether the Fund will be involved in servicing the loans and, if so, a description of its servicing obligations; and
e. any limits on the amount of loans the Fund may originate to issuers in the same industry (*e.g.*, no more than 25% of the Fund's assets).

11. In originating loans, please explain whether the Fund or another Fidelity-related entity plans to offer a lending platform. To the extent the platform will be offered by an affiliate of the Fund or an affiliate of an affiliate, please supplementally explain why originating loans in which the Fund invests does not give rise to affiliated transaction concerns under Section 17 of the 1940 Act.

Page 4 — *Other Investment Strategies*

12. The disclosure in this section notes that the Fund may invest in "mutual funds, ETFs, business development companies or other types of investment companies." Please clarify in which "other types of investment companies" the Fund may invest.

Page 13-14 — RISK FACTORS

13. The principal investment strategy discussion refers to investments in preferred equity as well as in other investment companies. Please include appropriate disclosure summarizing the risks of such investments here.

Page 15 – SUMMARY OF FEES AND EXPENSES

14. The principal investment strategy states that the Fund may invest in other investment companies. If the acquired fund fees and expenses ("AFFE") of such investments will exceed 0.01%, please include AFFE as a separate line item in the fee table. *See* Instr. 10.a. to Item 3.1 of Form N-2.

15. The principal investment strategy also indicates that the Fund may engage in short sales. Please confirm that the "Other Expenses" line item of the fee table includes dividends paid on stocks sold short.

Page 18 – THE ADVISER

16. The second paragraph on this page provides the Adviser's assets under management as of December 31, 2021. Please provide this figure as of a more recent date.

Page 20 – Investment Objective

17.   Please disclose here that the Fund's investment objective may be changed without a shareholder vote. *See* Item 8.2.a of Form N-2.

Page 27 – Market Risk

18.   The first paragraph on this page refers to the Fund providing managerial assistance to issuers. Please confirm that this statement is correct and, if so, please discuss in an appropriate section of the prospectus what such managerial assistance will entail.

Page 39 – *Convertible Securities*

19.   The staff notes that Fund invests in convertible securities. If the Fund invests or expects to invest in contingent convertible securities ("CoCos"), the Fund should consider what, if any, disclosure is appropriate. The type and location of disclosure will depend on, among other things, the extent to which the Fund invests in CoCos, and the characteristics of the CoCos (*e.g.*, the credit quality, the conversion triggers). If CoCos are or will be a principal type of investment, the Fund should provide a description of them and should provide appropriate risk disclosure.

Page 44 – *Exposure to Foreign Markets*

20.   The disclosure for this risk begins by stating "While the Fund does not expect to invest in securities of issuers located in foreign markets as a principal investment strategy . . . ." However, this statement appears inconsistent with the investment strategy disclosure on page four, which discusses hedging the Fund's foreign currency risk, and page five, which discusses investments in foreign instruments. Please (a) clarify in the strategy section that investments in issuers located in foreign markets will not be a part of the Fund's principal investment strategy; or (b) revise the language in this risk disclosure, as appropriate.

Page 54 – *Payment-in-Kind ("PIK") Interest Risk*

21.   Please disclose that the interest payments deferred on a PIK loan are subject to the risk that the borrower may default when the deferred payments are due in cash at the maturity of the loan.

Page 56 – *Senior Management Personnel of the Adviser*

22.   The final sentence of this section refers to the Fund "or its subsidiaries." Please include, in an appropriate location in the prospectus, the following disclosure for any subsidiaries that are primarily controlled by the Fund and that primarily engage in investment activities in securities or other assets. A subsidiary is "primarily controlled" by a fund when (a) the registered fund controls the unregistered entity within the

meaning of Section 2(a)(9) of the 1940 Act; and (b) the registered fund's control of the unregistered entity is greater than that of any other person.

    a. Disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) on an aggregate basis with the subsidiary.

    b. Disclose that the Fund complies with the provisions of the 1940 Act governing capital structure and leverage (Section 18) on an aggregate basis with the subsidiary so that the Fund treats the subsidiary's debt as its own for purposes of Section 18.

    c. Disclose that any investment adviser to the subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. Any investment advisory agreement between the subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Fund and the subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund's and the subsidiary's investment advisory agreements may be combined.

    d. Disclose that each subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the subsidiary, if any.

    e. Disclose any of the subsidiary's principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a fund that invests in a subsidiary should reflect aggregate operations of the fund and the subsidiary.

    f. Explain in correspondence whether the financial statements of the subsidiary will be consolidated with those of the Fund. If not, please explain why not.

    g. Confirm in correspondence that the subsidiary and its board of directors will agree to inspection by the staff of the subsidiary's books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

23. In addition, if the Fund's subsidiaries will be wholly-owned:

    a. Please confirm that the subsidiary's management fee (including any performance fee) will be included in the "Management Fees" line item, and the wholly-owned subsidiary's expenses will be included in "Other Expenses" line item, in the Fund's fee table.

    b. If the Fund will invest only through wholly-owned subsidiaries, please disclose, if accurate, that the Fund does not currently intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets, other than entities wholly-owned by the Fund.

Page 56 — *The Adviser's Incentive Fee Risk*

24. The second sentence of this risk notes that "the Fund may be required to pay the Adviser incentive compensation for a fiscal quarter even if there is a decline in the value of the Fund's portfolio or if the Fund incurs a net loss for that quarter."

However, the disclosure on pages six and 69 indicate that this incentive fee is subject to a hurdle rate. If the value of the Fund's portfolio were to decline or if the Fund were to incur a net loss for the quarter, then it appears that the Fund would not reach the hurdle rate and the Adviser would not be eligible for the incentive fee. Please revise the disclosure to reconcile this inconsistency.

Page 58 — *Repurchase Offers Risks*

25. As part of this risk disclosure, please disclose:
    a. the effect that share repurchase offers and related financings might have on portfolio turnover; and
    b. the possible decrease in share value as a result of currency fluctuations between the date of tender and the repurchase pricing date, if the Fund has invested all or a portion of its portfolio in foreign markets. *See* Guide 2 to Form N-2.

Page 64 — Investment Personnel

26. Please state that the SAI provides additional information about portfolio manager compensation, other accounts managed and the portfolio managers' ownership of securities in the Fund. *See* Item 9.1.c of Form N-2.

Page 65 – Administrative Services

27. Please disclose the compensation to be paid to the Administrator. *See* Item 9.1.d of Form N-2.

Page 86 – Notice to Shareholders

28. Please supplementally explain to the staff how the "Shareholder Notification" discussed in this section differs from the "Repurchase Offer Notice" discussed on page 12 and in the third paragraph on this page 86.

Page 88 – *Preferred Shares and Other Securities*

29. Please disclose any limitations with respect to future payment of dividends if payment of current dividends is past due. *See* Item 10.1.b. of Form N-2.

Page 102 – PLAN OF DISTRIBUTION

30. Please disclose any material relationship between the Distributor and the Fund and the amount of securities underwritten. *See* Item 5.1.b-c of Form N-2.

31. If the underwriting agreement provides for indemnification of the Distributor by the Fund against liability arising under the 1933 Act or 1940 Act, please briefly describe such provisions. *See* Item 5.4 of Form N-2.

Page 107 – Dividend Reinvestment Plan

32. Please disclose, if applicable, that an investor holding shares that participate in the DRP in a brokerage account may not be able to transfer the shares to another broker and continue to participate in the DRP. *See* Item 10.1.e of Form N-2.

Back cover

33. Please include the disclosure required by Rule 481(e) regarding prospectus delivery obligations or explain why such disclosure is not required.

STATEMENT OF ADDITIONAL INFORMATION

Page B-9 – Involuntary Repurchases and Mandatory Redemptions

34. The final bullet point on this page states that the Fund may redeem Shareholders out of the Fund involuntarily when "it would be in the best interests of the Fund to repurchase or redeem Shares." Please revise this language to state that involuntary redemptions will be conducted consistent with Rule 23c-2.

Page B-10 – FUNDAMENTAL INVESTMENT RESTRICTIONS

35. Please add disclosure to this section explaining what a fundamental investment policy is (*i.e.*, a policy that cannot be changed without a vote of the majority of outstanding shares).

Page B-13 – Board Structure and Role of the Board in Risk Oversight

36. The second paragraph of this section refers to three standing committees. However, the "Committees of the Board" section discusses only an audit committee. Please add disclosure discussing the remaining committees or revise the number of committees disclosed, as appropriate.

Page B-14 – Trustee Beneficial Ownership of Shares

37. Please add a column to the table in this section reflecting the "Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustees in the Family of Investment Companies." *See* Item 18.7.b of Form N-2.

Page B-14 – Compensation of Trustees

38. Please add a column to the table in this section reflecting "Total Compensation from Fund and Fund Complex Paid to Trustees." *See* Item 18.13.a of Form N-2.

*　　　*　　　*

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the 1933 Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions regarding this letter, please contact me at (202) 551-4716.

Sincerely,

/s/ Christopher R. Bellacicco

Christopher R. Bellacicco
Attorney-Adviser

cc:　　John C. Lee, Branch Chief
　　　Christian T. Sandoe, Assistant Director